

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

<u>Via E-mail</u>
Ms. Elizabeth McGregor
Chief Financial Officer
Tahoe Resources, Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

      **Re:**    **Tahoe Resources, Inc.**
                **Form 40-F for the Year Ended December 31, 2015**
                **Filed March 25, 2016**
                **File No. 001-35531**

Dear Ms. McGregor:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Rufus Decker

                          Rufus Decker
                          Accounting Branch Chief
                          Office of Beverages, Apparel and
                          Mining